Mail Stop 4561

November 18, 2008

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

Re: **The Goldman Sachs Group, Inc.**
      Form 10-K for the year ended November 30, 2007
      Filed January 29, 2008
      Form 10-Q for the quarter ended May 30, 2008
      Filed July 7, 2008
      Form 10-Q for the quarter ended August 29, 2008
      Filed October 8, 2008
      File No. 001-14965

Dear Mr. Viniar:

       We have reviewed your response letter dated October 21, 2008 and have the
following additional comments. Please be as detailed as necessary in your response. In
our comments, we ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2007

Item 2: Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 62

1.   We note your response to our comment. You state that you used a best-estimate
       approach to estimate cash flows. Please tell us the discount rate that you used and
       how you determined the rate, including the methodology you utilized to develop

the discount rate, along with all significant assumptions such as any risk premiums you built into the rate.

2.   Please provide us with a sensitivity analysis of the inputs, including the discount rate, you used to determine the expected cash flows from your NYSE specialist rights intangible asset, indicating at what point in the sensitivity analysis the NYSE specialist right intangible asset would be impaired.

Form 10-Q for the quarter ended August 29, 2008

General

3.   Based on various press reports, we note that you launched Goldman Sachs Investment Partners in January of 2008 and that the fund has experienced significant losses since then. Please provide us with more details regarding your interests and/or exposure to this fund, if any, and what consideration you gave to including a discussion of your exposure in your filing.

4.   We issued a letter to you dated September 16, 2008 about disclosures regarding fair value measurements; please continue to consider the issues highlighted in this letter when preparing your 2008 Form 10-K.

Condensed Consolidated Statements of Financial Condition, page 3

5.   We note that you disclose the amount of each line item that is accounted for at fair value in your statements of financial condition. Please tell us what consideration you gave to further disclosing how much of those assets and liabilities are accounted for at fair value pursuant to the fair value option rather than pursuant to other accounting guidance. Please see paragraph 15 of SFAS 159 for reference.

Part II: Other Information

Item 1: Legal Proceedings, page 123

6.   You disclose that on August 21, 2008 you entered into a settlement in principle with the Office of Attorney General of the State of New York and the Illinois Securities Department (on behalf of the North American Securities Administrators Association) regarding auction rate securities. Under the agreement, you agreed, among other things, (i) to offer to repurchase at par the outstanding auction rate securities that its private wealth management clients purchased through the firm prior to February 11, 2008, with the exception of those auction rate securities where auctions are clearing, (ii) to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors, and

(iii) to pay a $22.5 million fine. Please tell us how you accounted for this settlement and the accounting guidance that you relied upon.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief